Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

PHOTOMEDEX, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
 (Class of Securities)

719358301
(CUSIP Number)

Dolev Rafaeli
40 Ramland South Road, Suite 200
Orangeburg, NY 10962
(845) 398-1647

with a copy to:
Davis Woodward
PhotoMedex, Inc.
147 Keystone Drive
Montgomeryville, PA 18936
(215) 619-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13-d1(e), 240.13d1(f) or 240.13d-1(g), check the following box  ☐ .

1	NAMES OF REPORTING PERSON: Dolev Rafaeli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,709,445
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,709,445
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,709,445
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.38%

14	TYPE OF REPORTING PERSON: IN

*The amounts shown in rows (7), (9), (11) and (13) include beneficial ownership of 140,000 shares of Common Stock reported solely as a result of the Non-Qualified Stock Option Agreement described in Item 4 of this Amendment No.1 of Schedule 13D.

INTRODUCTORY NOTE

This Amendment No. 1 to Schedule 13D amends the Initial Statement on Schedule 13D of Dolev Rafaeli (the “Reporting Person”) filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2011, and is filed to reflect (i) entry into  a Rule 10b5-1 sales plan on June 11, 2012 established by the Reporting Person under Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, and (ii) the grant of stock options to, and entry into a Non-Qualified Stock Option Agreement by, the Reporting Person.

The calculation of the percentage set forth in Item 13 above and Item 5(a) below is based on 21,881,015 shares of PhotoMedex, Inc.’s common stock outstanding as of June 8, 2012.

Item 1 Security and Issuer

This statement relates to the common stock (the “Common Stock”), $0.01 par value (the “Shares”), of PhotoMedex, Inc. (the “Issuer”).  The principal executive offices of the Company are located at 147 Keystone Drive, Montgomeryville, PA 18936.

Item 2 Identity and Background

This statement is being filed by Dolev Rafaeli, a citizen of Israel and resident of the United States of America (the “Reporting Person”).  The Reporting Person’s business address is 40 Ramland South Road, Suite 200, Orangeburg, NY 10962.

The Reporting Person is the Chief Executive Officer and Director of the Issuer, a Global Skin Health Solutions™ company that provides integrated disease management and aesthetic solutions through complementary laser and light-based devices, and skincare products.  The address of the Issuer is 147 Keystone Drive, Montgomeryville, PA 18936.  The Reporting Person is also Chief Executive Officer and President of Radiancy, Inc. (“Radiancy”), a majority-owned subsidiary of the Issuer that designs, develops and sells a range of proprietary, non-invasive devices and consumable components for the consumer and for professional aesthetic markets.  Radiancy’s address is 40 Ramland South Road, Suite 200, Orangeburg, NY 10962.

The Reporting Person has not been a party to any criminal proceeding in the past five years, nor has the Reporting Person been in involved in any civil proceeding regarding violations of federal or state securities laws during the past five years.

Item 3 Source and Amount of Funds or Other Consideration

 On December 13, 2011 (the “Closing Date”), Radiancy merged with PHMD Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of the Issuer, and Radiancy became a majority-owned subsidiary of the Issuer pursuant to the terms and conditions of the Amended and Restated Agreement and Plan of Merger, dated as of October 31, 2011, by and among the Issuer, Radiancy and Merger Sub (the “Merger”). In connection with the merger, the Issuer caused to be paid or issued to stockholders of record of Radiancy, except Radiancy (Israel) Ltd., as of the Closing Date, an aggregate of

Fifteen Million Eighty-Four Thousand, Three Hundred Seventy (15,084,370) newly issued Shares, in exchange for their shares of Radiancy stock.

Prior to the Merger, the Reporting Person may be deemed to have beneficially owned 1,017,065 shares of Radiancy’s common stock and 260,472 Radiancy stock options, which were exchanged for an aggregate of 2,569,445 Shares. 523,874 Shares are held through Edom Trusts (Employee Compensations), Trustee for the Reporting Person (“Edom”).  The Reporting Person has sole voting and/or dispositive power over shares held by Edom.

In connection with and immediately following the consummation of the above-described merger, the issued and outstanding Shares of the Issuer increased to 18,820,852 Shares.  On April 27, 2012, the Issuer consummated two concurrent registered primary securities offerings of an aggregate of 3,023,432 shares of common stock of the Issuer, increasing the issued and outstanding shares of the Issuer to 21,845,160 immediately following these offerings.  The Reporting Person neither sold nor purchased any shares of common stock in the April 2012 securities offerings.

As described above, the shares to which this Schedule 13D relate were received by the Reporting Person as merger consideration and, thus, no funds were used for such purpose.

The foregoing description of the terms of the Merger does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and other merger related documents, copies of which are attached as Exhibits to the Issuer’s Form 8-K filed with the Commission on December 16, 2011, each of which is specifically incorporated by reference herein.

Item 4 Purpose of Transaction

(a)           The Reporting Person, as an executive officer and director of the Issuer, has established a plan under Rule 10b5-1 under the Securities Exchange Act of 1934, providing for the periodic sales of Common Stock of the Issuer pursuant to Rule 144. The Reporting Person established this plan as part of his individual long-term strategy for asset diversification and liquidity. This stock selling plan was adopted, and may be amended from time to time, in accordance with guidelines specified by Rule 10b5-1. Transactions under the Rule 10b5-1 plan will be subject to certain price restrictions established under the plan and may be terminated at any time.

The Reporting Person may, directly or indirectly, acquire additional shares of Common Stock from time to time in open market or private transactions and may also determine to dispose of some or all of his beneficial holdings of Common Stock, whether pursuant to a Rule 10b5-1 plan, charitable gifts or otherwise. The Reporting Person may increase or decrease his beneficial holdings of Common Stock on such terms and at such times as each may decide, subject to any applicable securities law restrictions.

Except as described in this Item 4 and in his role as a director and executive officer of the Issuer, the Reporting Person has no plans or proposals that would result in any of the transactions described in items (a) through (j) of Item 4 of Schedule 13D.

(b)           This Amendment No. 1 is also being filed to reflect a change in beneficial ownership of the Reporting Person.  On March 18, 2012 (the “Grant Date”), the Reporting Person entered into a Non-Qualified Stock Option Agreement (the “Option Agreement”) with the Issuer, pursuant to which the Reporting Person was granted an aggregate of 140,000 stock options, pursuant to the Issuer’s 2005 Equity Compensation Plan, at an exercise price of $20 per share.  Subject to the terms of the Option Agreement, the stock options, if not earlier exercised, shall expire ten (10) years from the Grant Date.  The stock options vest 20% on each of the first five (5) anniversaries of the Grant Date; however, the stock options shall vest immediately under conditions (including a change of control of the Issuer).  The foregoing description of the Option Agreement and the terms thereof are not complete, and are qualified in their entirety by the complete Option Agreement attached as exhibit 10.50 to the Issuer’s annual report on Form 10-K filed with the Commission on March 30, 2012.

Item 5 Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 2,709,445 Shares, which represents 12.3% of the issued and outstanding Shares.
(b)	The Reporting Person possesses sole power to vote and dispose of his Shares described in Item 5(a) herein.
(c)	None.
(d)	No person is known to have the right to receive, or the powers to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 regarding (i) the Rule 10b5-1 Plan and (ii) the Option Agreement.

Item 7 Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of June, 2012

/s/ Dolev Rafaeli
Dolev Rafaeli